UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 11, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY TO RECOMMENCE WAFI-GOLPU PERMITTING DISCUSSIONS

Johannesburg, Tuesday, 11 February 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that it will recommence discussions with the Papua New Guinea government on the Special Mining Lease for the Wafi-Golpu Project.

The resumption of the discussions comes a year after support for the Memorandum of Understanding (“MOU”), signed between the state and the Wafi-Golpu Joint Venture (“WGJV”) on 11 December 2018, was withdrawn.

The WGJV, an unincorporated joint venture between subsidiaries of Harmony and Newcrest Limited, today received notification from Papua New Guinea’s Minister for Mining that the judicial review proceeding brought by the Governor of Morobe Province was dismissed by the National Court.

“The WGJV is well placed to resume discussions with the PNG Government, given the constructive progress already made on the various agreements required for completion,” said Harmony CEO Peter Steenkamp.

“We believe Wafi-Golpu is a game changer for Harmony - both in terms of replacing our ounces and increasing margins,” Steenkamp said.

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
11 February 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 11, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director